Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2004	2003	2002	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$500	$417	$486	$351	$323
Interest on short-term debt and other interest	20	25	71	44	64
Amortization of debt discount, expense and premium - net	8	41	25	17	5
Interest on capital lease obligations charged to expense					4
Estimated interest component of operating rentals	34	52	39	36	25
Preferred security distributions of subsidiaries on a pre-tax basis	5	45	79	64	31

Total fixed charges	$567	$580	$700	$512	$452

Earnings, as defined:
Net income (a)	$708	$726	$438	$167	$491
Preferred security dividend requirements	2	29	67	52	26
Less undistributed income (loss) of equity method investments	(13)	(18)	(23)	20	74

	723	773	528	199	443

Add:
Income taxes	195	170	210	261	294
Amortization of capitalized interest on capital leases					2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	558	528	600	419	405

Total earnings	$1,476	$1,471	$1,338	$879	$1,144

Ratio of earnings to fixed charges	2.6	2.5	1.9	1.7	2.5

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.6	2.5	1.9	1.7	2.5

(a)	Net income excludes extraordinary item, minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)

PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.